Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

April 11, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing in order to inform you that the Board of Directors of our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”), has accepted an offer made by Benito Roggio e Hijos S.A. to purchase Banco Galicia’s entire interest in Aguas Cordobesas S.A. (“ACSA”), which represents 10.83% of the ACSA capital.

The offer is being made for 3,250,000 ordinary, nominative, book-entry, non-endorsable Class “E” shares with a nominal value of Ps. 1 per share of ACSA, with 2,350,000 shares being freely transferable and the remaining 900,000 shares being transferable subject to the authorization of the Province of Córdoba in its capacity as “Grantor” of the services provided by ACSA. Said shares will not be transferable without the required authorization.

The price of the transaction amounts Ps. 48,000,000, which consist of an initial payment of Ps. 38,335,000 and the balance of Ps. 9,665,000 being paid at a later time, once Grantor authorization has been obtained.

This transaction will not have a significant impact on Banco Galicia’s shareholders’ equity.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com